March 18, 2011
VIA EDGAR AND FACSIMILE (703-813-6984)
Mr. Kevin Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Forest City Enterprises, Inc.
Form 10-Q for the period ended October 31, 2010
Filed on December 8, 2010
File No. 1 - 4372
Dear Mr. Woody:
     Forest City Enterprises, Inc. (the “Company”) has received your letter dated March 14, 2011 regarding your comment to the above-referenced filing and our February 22, 2011 correspondence. We appreciate the Division’s review and are herein providing our response to your comment. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.
Form 10-Q for period ended October 31, 2010
Item 1. Financial Statements, page 1
Notes to Consolidated Financial Statements, page 8
J. Net Gain (loss) on Disposition of Partial Interests in Rental Properties and Other Investments, page 29
University Park Joint Venture, page 30
1.	We note your response to prior comment five. We continue to be unsure of your determination that control of the joint venture formed with HCN FCE Life Sciences, LLC is shared equally. Please address your continued management of the life science office buildings on behalf of the joint venture.
In our previous correspondence, dated February 22, 2011, we noted the Company contributed seven office properties to a new joint venture (the “JV”) and admitted HCN FCE Life Sciences, LLC (“HCN Member”) as a partner to the JV. The Company, through a wholly-owned subsidiary (“FC Member”), and HCN Member (each individually an “equity investor” and collectively the “equity investors”) hold ownership interests of 51% and 49%, respectively. Since the JV is not a VIE, FC Member looked to which equity investor demonstrated control over the JV and which equity investor may be required to consolidate under the voting model, in accordance with ASC 810-20-25.

The equity investors executed a Limited Liability Company Agreement (the “Agreement”) which, among other matters, governs the management of the JV and sets forth the distribution of control between the two equity investors. The Agreement provides that FC Member shall be the “Managing Member” and shall maintain responsibility over the day to day operations of the JV. However, pursuant to the Agreement, all “Major Decisions,” as summarized below, require approval by a Management Committee consisting of two representatives from each of FC Member and HCN Member (“Authorized Representatives”). ASC 810-20-25 presumes that FC Member, as the JV’s Managing Member, would be required to consolidate the JV, unless the rights of HCN Member shall overcome the presumption of control by FC Member. Per ASC 810-20-25-11, if the limited partner, or its equivalent, has substantive participating rights, the presumption of control by a general partner, or its equivalent, would be overcome and each equity investor would account for its investment in the JV using the equity method of accounting. As summarized below, HCN Member does have substantive participating rights in the JV, through its participation in Major Decisions, resulting in neither equity investor being required to consolidate the JV.

Major Decisions, as defined in the Agreement, include those decisions in which the equity investors deem to be significant decisions that would be expected to be made in the ordinary course of the JV’s business. These Major Decisions generally include, but are not limited to: (1) entering an agreement to transfer all or any material part of the JV’s property; (2) purchasing, contracting to purchase, or exercising any option for the purchase or ground lease of real property; (3) changing the purpose of the JV; (4) approving the annual budgets for all anticipated costs for owning, developing, operating, leasing, managing, maintaining, financing and repairing JV properties, as well as revenue projections for rents, reimbursements for operating expenses and parking revenues, and any changes thereto, and approving expenditures not reflected in an annual budget; (5) any call for additional capital contributions; (6) admitting any person as a member, issuing or selling any interest or causing a transfer of interest in the JV, a subsidiary or affiliate of a Member; (7) adopting a new form of lease for any JV property or any material changes to the current form of lease, or entering into any new lease in excess of 25,000 square feet (“Major Lease”) or any material amendments to a Major Lease (based on the current leasing plan and leases in place at October 31, 2010 and January 31, 2011, Major Leases account for over 99% of total leasable square foot of the seven buildings of the JV); (8) entering into material amendments or forbearance agreements to any ground lease, leasehold mortgage documents or the development agreement with ground lessor; (9) approval of any JV loans that are inconsistent with the agreed upon and accepted loans as designated in the Agreement; (10) approving the handling of legal proceedings; and (11) entering into any guaranty or generally incurring any new debt financing or refinancing any existing mortgage or creating or incurring any encumbrance, lien, security interest or charge of any kind on any property or asset of the JV.

In accordance with the Agreement, all Major Decisions require (emphasis added) the approval of at least one Authorized Representative from each of FC Member and HCN Member. In the event that there is a disagreement on a Major Decision, such Major Decision “shall be deemed disapproved and shall not be undertaken or implemented.” Therefore, neither FC Member nor HCN Member controls Major Decisions of the JV. While we acknowledge that FC Member is responsible for the day to day management of the JV, such day to day management merely involves carrying out and operating the JV pursuant to the decisions that were jointly approved by the two equity investors, i.e., managing the entity pursuant to the Major Decisions that were jointly agreed upon by the equity investors. The equity investors do not consider the day to day management of the JV to be a controlling role in the overall purpose of the JV. As a result of the joint decision-making rights over all Major Decisions, the Company concluded, in accordance with ASC 810-20-25, that the presumption that FC Member would be required to consolidate the JV is overcome. As a result, the Company’s investment in the JV is required to be accounted for under the equity method of accounting.

     As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien

Robert G. O’Brien
Executive Vice President and Chief Financial Officer

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